Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
May 1, 2007
Why is MidAmerica Bank merging with National City?
National City’s brand promise of doing what’s right for its customers is consistent with our commitment to ensuring superior customer attention. Joining forces with National City better positions us to do just that.
Customers will benefit from National City’s full suite of products and services, including expanded corporate banking, wealth management and mortgage banking services and greatly enhanced consumer and small business products and services, including credit card, online banking and bill pay services and an industry leading customer rewards program, points from National City. MidAmerica customers also will gain access to National City’s extensive banking network, which includes more than 1,300 branch offices and nearly 2,100 ATMs in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania.
In Chicago and Milwaukee, this will include 126 and 24 branches respectively, and 191 ATMs. MidAmerica customers also will have the opportunity to use any non-National City ATM without incurring National City fees, contingent upon enrollment in a checking account with a form of monthly automatic account activity.
What’s going to change because of the merger?
Customers will have a wider array of banking products and services from which to choose and a significantly expanded network of convenient banking locations, including 150 branches and 191 ATMs in the Chicago and Milwaukee areas. In Chicago and Milwaukee, this will include 126 and 24 branches respectively. Further, customers will have access to National City’s robust online banking and bill pay services as well as its industry leading banking rewards programs, points from National City.
Following completion of the transaction, MidAmerica customers have access to more than 1,400 branches and nearly 2,200 ATMs in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania. MidAmerica customers also will have the opportunity to use any non-National City ATM without incurring National City fees, contingent upon enrollment in a checking account with a form of monthly automatic account activity.

What won’t change is our commitment to superior customer attention and friendly service that customers have come to expect at MidAmerica Bank.
What changes for customers today as a result of this announcement?,
As of today, nothing is different for our customers. We are still operating as MidAmerica Bank, using the same checks and account numbers, and delivering the same professional, friendly service. MidAmerica Bank customers will have access to National City products and services around the time of systems conversion. National City will provide comprehensive updates to customers as conversion approaches.
When will MidAmerica Bank customers be able to use National City branches and ATMs?
MidAmerica Bank branches will become National City branches upon conversion. At that time, customers will be able to use any National City branch to access their accounts.
What will customers need to do and when?
No customer action is required at this time. We will communicate with customers in advance of conversion and are fully committed to helping ensure a smooth transition for customers.
When will the merger take place?
Subject to regulatory and MAF shareholder approval, the merger is expected to close in the fourth quarter of 2007.
Will the MidAmerica Bank name change?
Yes, MidAmerica’s name will officially change to National City around the time of conversion.
What will happen to customer accounts? As of today, nothing is different for our customers. We are still operating as MidAmerica Bank, using the same checks and account numbers, and delivering the same professional, friendly service. MidAmerica Bank customers will have access to National City products and services around the time of systems conversion. National City will provide comprehensive updates to customers as conversion approaches.
Will branches close because of the merger?
Specific plans for individual branch locations will be determined as part of the transition process.
Will the bank staff remain the same?
Customers should expect the same friendly, professional service they experience today.

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In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.